ERIC B. BROWN SENIOR VICE PRESIDENT and GENERAL COUNSEL	P.O. Box 2765 Houston, Texas, USA 77252-2765 Phone: 713-232-7500

July 28, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Ms. Carmen Moncada-Terry

Re: Transocean Inc.’s Response to the Staff’s Comment Letter dated July 21, 2008

Ladies and Gentlemen:

The following is in response to the additional comment of the Staff of the Division of Corporation Finance (the “Staff”) contained in the letter dated July 21, 2008 from H. Roger Schwall, Assistant Director, with respect to the Annual Report on Form 10-K of Transocean Inc. (the “Company”) for the year ended December 31, 2007, filed February 28, 2008. For your convenience our response is prefaced by the Staff’s comment.

In connection with this response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Carmen Moncada-Terry

July 28, 2008

Page Two

Form 10-K for the Fiscal Year Ended December 31, 2007

General

Comment:

1. In your response to our comment 3, you state that on February 19, 2008, you have voluntarily disclosed potential violations of the Iranian Transactions Regulations to OFAC. Please represent to us that you will disclose in your future filings, as appropriate, any material information related to your interaction with OFAC and provide an updated status of any material development related to OFAC.

Company Response:

On February 19, 2008, we voluntarily disclosed potential violations of the Iranian Transactions Regulations to OFAC. We hereby represent that we will disclose in our future filings, as appropriate, any material information related to our interaction with OFAC and provide an updated status of any material development related to OFAC.

Very truly yours, TRANSOCEAN INC.

By:	/s/ Eric B. Brown
Eric B. Brown Senior Vice President and General Counsel